August 16, 2007
Remitted Via EDGAR

Mr. Daniel F. Gordon, Esq.
Branch Chief
Mr. William Demarest, C.P.A.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:  Your Letter of August 2, 2007
Bio-Matrix Scientific Group, Inc.
File No. 0-32201; 2006 Form 10-KSB

Gentlemen:

We received your letter regarding our Form 10-KSB as filed for Bio-Matrix Scientific Group, Inc., a Delaware corporation (the “Company”) for the period ending September 30, 2006.  Thank you for your comments and the courtesy you have extended in granting us an extension to August 22, 2007 to respond.

In accordance with your request, the Company hereby offers the following in response with each response accompanying the comment and numbered to follow the numbers assigned in your letter.

Your Question No.

1.
Please revise your financial statements to properly reflect the Bio-Matrix acquisition as a reverse acquisition or tell us why this is not necessary.  In accordance with paragraph 17 of SFAS 141, it appears that Bio-Matrix should have been considered the accounting acquirer and the prior financial statements of Bio-Matrix should be included in the filing.  You have provided Tasco’s prior financial statements which no value to a potential investor.  The merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective control of the combined company after the transaction.

These transactions are considered to be capital transactions in substance, rather than business combinations. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded.  We may have further comment.

Response to Comment No. 1

After receiving your letter and subsequently reviewing the situation, the Company respectfully maintains its position that its accounting treatment of the acquisition of Bio-Matrix Scientific Group, Inc., a Nevada corporation (“BMSG”), does not in any way contradict SFAS 141. In particular, the Company reviewed the contents of paragraph 17 of FAS which speaks to the issue of business combinations effected through an exchange of equity interests and how to determine the acquiring entity.  Paragraph 17 of SFAS 141 states as follows:

“ In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

a. The relative voting rights in the combined entity after the combination—all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

b. The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest—all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

c. The composition of the governing body of the combined entity—all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

d. The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

e. The terms of the exchange of equity securities—all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.”

In arriving at its conclusion, the Company made the following determinations:

1)
There is no requirement under SFAS 141 to assign equal weight to the five factors, as well as any other pertinent factors which may be taken into consideration. In fact, the phrase “all else being equal” indicates otherwise.

2)	In acquiring BMSG, the Company issued common shares to BMSG’s former parent with an approximate market value of $29,000,000, a considerable premium over the fair market value of BMSG.

The Company is aware of Note 9 to  SFAS141 17(e) which states as follows: “This criterion shall apply only if the equity securities exchanged in a business combination are traded in a public market on either (a) a stock exchange (domestic or foreign) or (b) in an over-the-counter market (including securities quoted only locally or regionally).” The Note is unclear as to whether both sets of securities exchanged must be publicly traded.

However, even if we assume that both sets of securities exchanged must be publicly traded, we also are required to take into account that SFAS 141 requires us to consider all pertinent factors, not solely 17(a) through (e) and thus has determined it must take into account, and assign appropriate weight,  to the market value of the shares issued.

You have also stated in your comment that the merger of private operating company into a non operating  public shell would be identical to that resulting from a reverse acquisition, except that no goodwill is recognized and that this would be the appropriate accounting for the BMSG acquisition. The Company respectfully disagrees with this conclusion.

 At the time of the merger, the current management of the Company was informed that the company was still pursuing its business plan of providing  production  of visual  content  and other  digital  media, including still media,  360-degree  images,  video,  animation and audio for the Internet.  Where a corporation is small and its operations do not generate major on-going expenses or other financial statement impacts, that alone does not unequivocally imply that it has no or nominal operations.

In arriving at the conclusion that the Company was “operating” at the time of the merger, we also reviewed the Commission’s definition of a public shell. We note that Rule 12b-2 of the Securities Exchange Act of 1934, the Commission defines a “shell company” as “a company, other than an asset-backed issuer, with:“1. No or nominal operations; and 2. Either a. no or nominal assets; b. assets consisting solely of cash and cash equivalents; or c. assets consisting of any amount of cash and cash equivalents and nominal assets.”

The Commission did not define the term “nominal” (which is by its nature a subjective term) as used in the definition of “shell company” nor did it include qualitative thresholds in such definitions. As a result, the Company was required to apply its own quantitative and qualitative measures and determined that operations were not nominal based on the Company’s line of business and stage of development.

The Company believes that it has made no errors in arriving at its conclusions regarding the accounting treatment of the acquisition of BMSG. If the staff still feels otherwise, the Company respectfully requests a detailed explanation.

2.
After you have reviewed your financial statements for the comment above, which will require significant changes in your disclosures, we will perform another review which may generate additional comments.  We withheld comments due to the expected changes in your disclosures resulting from the above comment.

Response to Comment No. 2

We await receipt of your comments.

3.
Your disclosure indicates that there were no warrants or options outstanding as of September 30, 2006.  However, an agreement calling for the issuance of 200,000 options was signed on July 17, 2006. Please clarify to us when these options were issued.

Response to Comment No. 3

The statement “As of September 30, 2006 there were no warrants or options outstanding to acquire any additional shares of common or preferred stock” in Note 4 is a typographical error and shall be corrected by amendment.

4.
Please clarify to us if all of the loans due prior to September 30, 2007 were originated prior to September 30, 2006.  Also, tell us where any loans originated prior to September 30, 2006 are reflected in your consolidated balance sheet.

Response to Comment No. 4

All Loans maturing prior to September 30, 2007 originated prior to September 30, 2006 and are reflected in the Notes Payable of the consolidated Balance Sheet.

Loans originated prior to September 30, 2006:

Due Date	Loan Amount
May 21, 2007	$10,000.00
August 23, 2007	$23,683.00
August 24, 2007	$16,667.21
August 30, 2007	$ 7,077.59
August 30, 2007	$26,122.00
September 5, 2007	$ 787.50
September 7, 2007	$ 7,269.87
September 12, 2007	$ 1,900.00
September 13, 2007	$12,085.72
September 13, 2007	$ 6,128.93
September 21, 2007	$ 2,200.00
September 28, 2007	$ 6,075.50

5.
The agreement between BMXP grants registration rights to BMXP.  Your disclosure indicates that if the registration rights are exercised you would be required to file a registration statement and use reasonable efforts to cause the registration statement to be declared effective by the SEC.  Please clarify to us whether the agreement contains any penalties in the event that the registration statement is not declared effective.

Response to Comment No. 5

There are no penalties in the event that the Registration Statement is not declared effective.

6.
Item 307 of Regulation S-B requires the evaluation of disclosure controls and procedures to be as of the end of the period covered by the report not within 90 days of the filing date.  Please amend your filing accordingly.

Response to Comment No. 6

The section of the Filing will be amended to be and read as follows:

“Based on his evaluation as of  September 30, 2006, our principal executive officer and principal financial officer, David Koos, has concluded that our disclosure controls and procedures as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 10-KSB. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.”

7.
We note that the certifications are not in the proper form.  The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect.  Accordingly, please file with your amendment to your Form 10-KSB certifications of your Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-B.

Response to Comment No. 7

The certifications will be revised to conform to the requirements.

Requested Acknowledgement

Please be advised that the Company and its officers and directors acknowledge that:

■      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any third person under the federal securities laws of the United States.

Conclusion

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities Exchange Act of 1934.  If, at any time, you have any further questions, please let us know.

Sincerely,
/s/ David R. Koos, Ph.D.
David R. Koos, Ph.D.
Chairman & CEO

DRK: mds
cc: file